December 28, 2006

Mail Stop 4561

V. Jeffrey Harrell
Chief Executive Officer
MediaREADY, Inc.
888 East Las Olas Blvd, Suite 710
Fort Lauderdale, FL 33301

> **Re:** **Video Without Boundaries, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Forms 10-Q for the quarters ended March 31, June 30 and**
> **September 30, 2006**
> **Filed 4/10/06**
> **File No. 0-31497**

Dear Mr. Harrell:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Overview, page 13

1.   You disclose that your margins fluctuate from quarter to quarter due to a variety of factors. In future filings, please be more specific as to the impact that these

factors have had on your historical operations as well as the anticipated effect that they will have on future operations. Refer to Item 303(b)(1) of Regulation S-B.

Results of Operations, page 14

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, page 14

2.   In future filings, include a discussion of the changes in all major line items on your statements of operations. For instance, the most significant component of your statement of operations, selling, general and administrative expenses, increased 38% year over year, but no explanation is given for this increase. Refer to Item 303(b)(1)(vi) of Regulation S-B.

Liquidity and Capital Resources, page 14

3.   In future filings, please revise discuss any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your liquidity, any material commitments for capital expenditures and the expected sources of funds for such expenditures, as required by Item 303(b)(1) of Regulation S-B.

Notes to Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-7

4.   Your policy on revenue recognition, as discussed on pages 15 and F-7, does not provide adequate insight into the accounting methods used to record revenue. In future filings please revise to describe your revenue recognition policies pursuant to paragraph 12 of APB 22. In a supplemental response, please provide us with the disclosure you will include in future filings and clarify how you determined that the policy complied with SAB 101 if not readily apparent.

Note 6 – Inventory, page F-9

5.   We note that a significant portion of your assets is made up of inventory, but it is unclear what is included in this balance. Please expand your discussion of inventory to include a description of your inventory, amounts of major classes of inventory, the nature of cost elements included in inventory and any general and administrative costs included in inventory.

Note 9 – Notes Payable, page F-9

6.   We note conflicting disclosures regarding your convertible notes issued to a stockholder. For instance, page 14 states that terms and conditions of the notes

were amended on October 10, 2005 but page F-9 discloses that the terms of the notes were amended on December 3, 2005. Please clarify to us 1) the actual date on which you entered into the amended agreement, 2) why the agreement was declared effective retroactively to July 1, 2005 and what impact this had on your accounting treatment and 3) on which dates the stockholder converted the notes to shares of restricted stock. Furthermore, we note that under the new terms of the notes issued to a stockholder, the notes are convertible into shares of your company's common stock at a conversion price equal to 40% (20% during the third quarter of 2005) of the closing price of the common stock on the date of conversion. In this regard, the value of the shares due to the stockholder upon conversion is fixed at $6,712,025 which is equal to 250% of the face value of the notes, $2,684,810. It appears that the debt instrument contains an embedded put option. Please tell us what consideration you gave to SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 of SFAS 133 when determining the proper accounting treatment for this feature in your convertible debt instrument.

Note 12 – Commitments, page F-10

7.   Please tell us how you accounted for the restricted shares of common stock issued to your Executive Vice-President – Sales and Marketing. It does not appear that you have recorded this grant in your financial statements. Please advise or revise as necessary. Please also tell us how you accounted for the warrants issued to your Chief Technology Officer, citing relevant accounting literature.

Exhibit 31.1

8.   We note that the certification filed as Exhibit 31.1 to your Form 10-KSB is not in the proper form. The required certification must be in the exact form prescribed. The wording of the required certifications may not be changed in any respect, with the following exceptions: certain portions of paragraph 4 may be omitted as stated in Section III.E of SEC Release No. 33-8238 and if only one person is responsible for providing the certification, "other certifying officers" may be made singular as stated in Question 10 to the Sarbanes-Oxley Act of 2002: Frequently Asked Questions. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certification of your current principal executive and financial officer(s) in the form currently set forth in Item 601(b)(31) of Regulation S-B. Specifically, 1) remove reference to the certifying officer's title, as this certification is being made in a personal capacity, 2) remove references to "annual report" and refer to the filing as "report," 3) replace references to "registrant" with "small business issuer," and 4) do not omit the reference to "internal control over financial reporting" in paragraph 5. Please also amend the certifications in Forms 10-QSB filed for the first three quarters of fiscal 2006, as necessary, in response to this comment.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief